RIO NARCEA GOLD MINES, LTD.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the Annual Meeting (the "Meeting") of Shareholders of RIO NARCEA GOLD MINES, LTD. (the "Corporation") will be held in the Governor General Suite at the Toronto Hilton Hotel, 145 Richmond Street West, Toronto, Ontario M5H 2L2, on Tuesday, the 1st day of June, 2004 at the hour of 10:00 a.m. (Toronto time), for the following purposes:

(a)

to receive and consider the financial statements and the report of the auditors;

(b)

to elect directors;

(c)

to appoint auditors and authorize the directors to fix their remuneration; and

(d)

to transact such other business as may properly come before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Management Information Circular accompanying and forming part of this Notice.

Shareholders who are unable to attend the Meeting in person are requested to date and sign the enclosed form of proxy and to deliver or mail it in the enclosed envelope to the Secretary of the Corporation at the offices of the Corporation's transfer agent, Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1.  In order to be valid and acted upon at the Meeting or any adjournment thereof, proxies must be received at the aforesaid address not less than 48 hours, excluding Saturdays, Sundays and holidays, before the time for holding the Meeting or any adjournment thereof.

Only holders of Common Shares of record on April 30, 2004 are entitled to notice of and to vote at the Meeting.  To the extent any such shareholder transfers the ownership of any of his/her shares after that date and the transferee of those shares establishes that he/she owns such shares and demands not later than 10 days before the Meeting that his/her name be included in the shareholders' list, such transferee will be entitled to vote such shares at the Meeting.

The Corporation’s Consolidated Financial Statements for the year ended December 31, 2003 and the Report of the Auditors thereon to the Shareholders and the Annual Report of the Directors have been previously provided.

DATED at Toronto this 27th day of April, 2004.

By Order of the Board,

Chris I. von Christierson

Chairman of the Board

RIO NARCEA GOLD MINES, LTD.

MANAGEMENT INFORMATION CIRCULAR

Solicitation of Proxies

This management information circular is furnished in connection with the solicitation of proxies by the management of RIO NARCEA GOLD MINES, LTD. (the “Corporation” or “Company”) for use at the annual meeting of shareholders of the Corporation (the “Meeting”) to be held at the time and place and for the purpose set forth in the attached notice of annual meeting of shareholders (the “Notice of Meeting”).  It is expected that the solicitation will be by mail primarily, but proxies may also be solicited personally by regular employees of the Corporation.  The cost of such solicitation will be borne by the Corporation.

Appointment and Revocation of Proxies

Registered Shareholders

A shareholder has the right to appoint a person (who need not be a shareholder) to attend and act for him and on his behalf at the Meeting other than the persons designated in the enclosed form of proxy.  Such right may be exercised by striking out the names of the persons designated in the enclosed form of proxy and by inserting in the blank space provided for that purpose the name of the desired person or by completing another proper form of proxy and, in either case, delivering the completed and executed proxy to the Corporation or its transfer agent not less than 48 hours excluding, Saturdays, Sundays and holidays before the time of the Meeting or any adjournment thereof.

A shareholder forwarding the enclosed proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space.  If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business then the space opposite the item is to be left blank.

A shareholder who has given a proxy may revoke it at any time in so far as it has not been exercised.  A proxy may be revoked, as to any matter on which a vote shall not already have been cast pursuant to the authority conferred by such proxy, by instrument in writing executed by the shareholder or by his attorney authorized in writing or, if the shareholder is a body corporate, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited either with the Corporation or its transfer agent at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used or with the Chairman of such Meeting on the date of the Meeting or any adjournment thereof, and upon either of such deposits the proxy is revoked.  A proxy may also be revoked in any other manner permitted by law.

Non-Registered Holders

Only registered holders of Shares or the persons they appoint as their proxies are permitted to attend and vote at the Meeting.  However, in many cases Shares beneficially owned by a holder (a “Non-Registered Holder") are registered either:

(a)

in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators or self-administered RRSPs, RRIFs, RESPs and similar plans; or

(b)

in the name of a depository such as The Canadian Depository for Securities Limited (a "Depository") of which the Intermediary is a participant.

In accordance with the requirements of Canadian securities law, the Corporation has distributed copies of the Notice of Annual Meeting of Shareholders, this Circular, the form of proxy and the 2003 annual report (collectively, the "Meeting Materials") to Depositories and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.  Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders.  Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)

be given a proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of Shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted.  This form of proxy need not be signed by the Non-Registered Holder.  In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with the Secretary of the Corporation c/o Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, as described above; or

(b)

more typically, be given a voting instruction form which must be completed and signed by the Non-Registered Holder in accordance with the directions on the voting instruction form (which may in some cases permit the completion of the voting instruction form by telephone).

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the shares they beneficially own.  Should a Non-Registered Holder wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the name of the Non-Registered Holder (or such other person) in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form.  In either case, Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies.

A Non-Registered Holder may revoke a voting instruction form or a waiver of the right to receive Meeting Materials and to vote given to an Intermediary at any time by written notice to the Intermediary, except that an Intermediary is not required to act on a revocation of a voting instruction form or a waiver of the right to receive Meeting Materials and to vote that is not received by the Intermediary at leave seven days prior to the Meeting.

Exercise of Discretion of Proxies

The persons named in the enclosed form of proxy are officers of the Corporation.  The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them.  In the absence of such direction, such shares will be voted or voted in favour of the passing of all of the resolutions described below.  The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting.  At the time of the printing of this management information circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

Voting Securities and Principal Holder Thereof

On April 27, 2004, 113,479,370 common shares without par value of the Corporation ("Shares") were issued and outstanding. Each Share entitles the holder thereof to one vote at all meetings of shareholders.

All shareholders of record as of the time of the Meeting or any adjournment thereof are entitled either to attend and vote thereat in person the shares held by them or, provided a completed and executed proxy shall have been delivered to Computershare Trust Company of Canada or the offices of the Corporation within the time specified herein, to attend and vote thereat by proxy the shares held by them.

The Corporation has fixed April 30, 2004, as the record date for the purpose of determining shareholders entitled to receive notice of the Meeting.  In accordance with the provisions of the Canada Business Corporations Act (the "CBCA"), the Corporation will prepare a list of holders of shares at the close of business on the record date.  Each holder of shares named in the list will be entitled to vote at the Meeting the shares shown opposite the shareholder’s name on the list except to the extent that (a) the shareholder has transferred any of the shareholder’s shares after the date on which the list was prepared, and (b) the transferee of those shares produces properly endorsed share certificates or otherwise establishes that such transferee owns such shares and demands not later than 10 days before the Meeting that such transferee name be included in the list before the Meeting, in which case the transferee is entitled to vote such shares at the Meeting.

To the knowledge of the directors and senior officers of the Corporation as at April 27, 2004, no person, firm or corporation beneficially owned, or exercised control or direction over, securities of the Corporation carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Corporation.

Election of Directors

In accordance with the Articles of the Corporation, the Board of Directors may consist of a minimum of one and a maximum of twelve Directors.  The number of Directors of the Corporation has been fixed at eight. In accordance with the By-laws of the Corporation, the members of the Board of Directors are elected for one year terms.

Unless authority to do so is withheld, the persons named in the enclosed form of proxy intend to vote for the election of the nominees whose names are indicated below as standing for election to the Board of Directors for a term of one year, all of whom are now members of the Board of Directors and have been since the dates indicated.

Management does not contemplate that any of the nominees will be unable to serve as a Director, but if that should occur for any reason prior to the Meeting, it is intended that discretionary authority shall be exercised by the persons named in the enclosed form of proxy to vote the proxy for the election of any other person or persons in place of any nominee or nominees unable to serve.

The statement as to the shares of the Corporation beneficially owned or over which control or direction is exercised by the nominees for election as directors hereinafter named is in each instance based upon information furnished by the person concerned.  The names of the nominees for election as directors, their principal occupation or employment and the year they became a Director of the Corporation is as follows:

Name and Present Principal Occupation	Date First Appointed Director	Number of Shares of the Corporation beneficially owned, directly or indirectly, or over which control or direction is exercised
Juan Herrero Abelló(2) (3) Managing Director of PRISA Internacional	February 5, 2002	nil
Anthony H. Bloom (1) (2) (3) Chairman, Rockridge Consolidated Ltd.	March 1, 1995	nil
Chris I. von Christierson Chairman of the Corporation	February 22, 1994	nil(6)
John W. W. Hick (1) (2) (3) (4) President and Chief Executive Officer, Defiance Mining Corporation	December 3, 1997	nil
Alberto Lavandeira(5) President and Chief Executive Officer of the Corporation	June 19, 2000	230,400
David N. Murray (4) (5) Retired	November 22, 2002	nil
Rupert Pennant-Rea (1) (2) Chairman, The Stationery Office Holdings Ltd.(7)	December 5, 2003	40,000
Hugh R. Snyder (4) (5) President of H.R. Snyder Consultants	February 22, 1994	158,800

Notes:

(1)

Member of the Audit Committee

(2)

Member of the Corporate Governance Committee

(3)

Member of the Compensation Committee

(4)

Member of the Environmental, Health and Safety Committee

(5)

Member of Technical and Projects Committee

(6)

Trusts, the beneficiaries of which are members of the family of Mr. von Christierson, own 7,884,067 shares in the capital of the Corporation.

(7)

This has been Mr. Pennant-Rea’s principal occupation since 1996.

Executive Compensation

Report on Executive Compensation

The Board, as part of the mandate of the Compensation Committee, has delegated the following powers and responsibilities to that Committee:

1.

To make recommendations to the Board with respect to cash and incentive compensation, including stock option awards, for the Corporation’s executive officers and senior management as well as compensation for members of the Board.

2.

To ensure that the Corporation’s compensation practice and philosophies are consistent with the objective of enhancing shareholder value.

The Corporation’s executive compensation policy is designed to enable the Corporation to attract and retain the best people while taking into consideration the following objectives:

(i)

to relate executive and senior manager compensation to corporate performance;

(ii)

to relate executive compensation to individual contribution;

(iii)

to align the interests of management as closely as possible with the interests of shareholders.

To ensure that the Corporation provides competitive executive compensation, the Corporation from time to time relies on compensation surveys, particularly in the mining industry, in both Spain and Canada. The Committee gives consideration to the survey information as one part of its review when considering executive and senior management compensation levels. While informed by median compensation levels of comparative companies, the Committee also gives careful consideration to individual performance, corporate development and corporate performance. In so doing, the Corporation places great reliance on reports from the Chief Executive Officer. Bonuses granted for 2003 were based primarily on a bonus “matrix” assessing four elements: (i) share performance to year end compared to a basket of comparable gold stocks; (ii) earnings per share compared to budget: (iii) specific objectives agreed for each executive; and (iv) Board discretion.

For 2003, the bonus for the CEO was set by the Board based on the same criteria as other executive officers.

In addition to salary and bonus, the Board granted an additional 901,000 options to the Named Executive Officers of the Corporation as recommended to the Board by the CEO. In granting these options, the CEO and the Board respectively took into consideration individual performance, importance of the individual’s contribution to the Corporation, and the number of options already held. With respect to the CEO, the Board determined the number of options to be granted to the CEO based on the same criteria.

The Committee has recommended to the Board, and the Board has approved, that the bonus payout for 2004 should be tied to the same criteria as 2003. For the Chief Executive Officer, the bonus will be the same criteria but with added weight given to successful implementation of corporate developments plans.

Summary Compensation Table

The following table contains information about the compensation paid to, or earned by, those who were, at December 31, 2003, the Corporation’s Chief Executive Officer and the four other most highly compensated officers of the Corporation (collectively, the “Named Executive Officers”) during the past three fiscal years.  Specific aspects of their compensation are dealt with in further detail in subsequent tables:

Name and Principal Position	Annual Compensation				Long-Term Compensation	All Other Compensation
	Year	Salary (US$)	Bonus (US$)	Other Annual Compensa-tion (US$)	Securities Under Options Granted(#)
Chris I. von Christierson Chairman	2003	150,000	Nil	37,500	130,000	Nil
	2002	150,000	Nil	26,300	Nil	Nil
	2001	100,000	Nil	17,750	75,000	Nil
Alberto Lavandeira President, Chief Executive Officer	2003	154,200	53,000	37,500	250,000	Nil
	2002	119,300	28,400	23,300	Nil	Nil
	2001	107,600	10,700	13,000	170,000	Nil
Omar Gómez Chief Financial Officer	2003	100,000	25,000	Nil	171,000	Nil
	2002	46,900*	Nil	Nil	45,000	Nil
Javier Colilla Senior Vice-President, Corporate	2003	176,700	44,200	Nil	171,000	Nil
	2002	142,000	8,800	Nil	Nil	Nil
	2001	129,100	Nil	Nil	80,000	Nil
Alan Riles Chief Operating Officer	2003	139,900	30,600	Nil	198,000	Nil
	2002	100,500	4,600	Nil	Nil	Nil
	2001	71,500*	Nil	Nil	120,000	Nil

*Represents a partial year

On behalf of the Compensation Committee,

Anthony H. Bloom, Chairman

Juan Herrero Abelló

John W.W. Hick

Option Grants During the Most Recently Completed Fiscal Year to Named Executive Officers

Name	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Chris I von Christierson	50,000	1.68%	2.05	2.05	19 Feb 08
	80,000	2.69%	3.60	3.60	16 Dec 08
Alberto Lavandeira	150,000	5.04%	2.05	2.05	19 Feb 08
	100,000	3.36%	3.60	3.60	16 Dec 08
Omar Gómez	102,000	3.42%	2.05	2.05	19 Feb 08
	69,000	2.32%	3.60	3.60	16 Dec 08
Javier Colilla	102,000	3.42%	2.05	2.05	19 Feb 08
	69,000	2.32%	3.60	3.60	16 Dec 08
Alan Riles	117,000	3.93%	2.05	2.05	19 Feb 08
	81,000	2.72%	3.60	3.60	16 Dec 08

Options Exercised During the Most Recently Completed Fiscal Year and Fiscal Year End Option Values

The following table summarizes the number of underlying Shares acquired by the Named Executive Officers pursuant to exercises of stock options during the 12-month period ended December 31, 2003, the aggregate value realized upon exercise and the number of Shares covered by unexercised options as at December 31, 2003. Value realized upon exercise is the difference between the fair market value of the underlying stock on the exercise date and the exercise or base price of the option. Value of unexercised in-the-money options at fiscal year-end is the difference between the exercise or base price of the options and the fair market value of the underlying stock on December 31, 2003, which was CDN$4.00 per share.  Dollar amounts are in Canadian dollars, unless otherwise specified.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at December 31, 2003		Value of Unexercised in-the-money Options at December 31, 2002
			Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
Chris I. von Christierson	136,300	377,400	285,000	130,000	660,800	129,500
Alberto Lavandeira	Nil	Nil	820,000	250,000	1,929,600	332,500
Omar Gómez	105,000	204,300	Nil	186,000	Nil	260,100
Javier Colilla	80,000	121,800	300,000	171,000	685,000	226,500
Alan Riles	80,000	137,500	Nil	198,000	Nil	260,600

Compensation of Directors

During 2003, each Director was paid an annual retainer of US$10,000 together with meeting fees on the basis of US$2,500 for each meeting attended.  Additionally, each Director who was a member of a Board Committee received a retainer of US$1,000 (except the Chairmen of the Committees who received US$1,500) together with US$1,500 per meeting of any Board Committee attended. Stock options are granted to Directors from time to time based on the recommendation of the Compensation Committee.

Mandate of the Board

The mandate of the Corporation’s Board of Directors is to oversee the management of the business and affairs of the Corporation and to insure that corporate resources are managed in a manner consistent with the best interests of the Corporation. In carrying out its responsibilities, the Board provides guidance to management in the following areas:

●

strategic planning and the approval of the annual capital and operating budgets, including exploration expenditures;

●

risk analysis and implementation of currency and metals hedging programs as deemed appropriate;

●

overseeing the appointment of senior management and monitoring their performance, including succession planning;

●

monitoring the Corporation's communications policy both with regulatory authorities and the investment community;

●

review and approval of the unaudited quarterly reports, annual audited financial statements and of management’s quarterly and annual management’s discussion and analysis;

●

review and approval of major acquisitions, dispositions, investments and financings;

●

defining the mandates of and appointing the members of the various Committees of the Board of Directors.

Composition of the Board

The Corporation's Board presently consists of eight Directors.  Six members of the Board are outside, independent Directors who are not members of management.  These outside Directors can be considered "unrelated" directors in that they do not have any interest or business or other relationship, which could or could reasonably be perceived to materially interfere with their ability to act with a view to the best interests of the Corporation.  Unrelated Directors are free to add items to the agenda or to request the calling of Board meetings where deemed necessary and all members of the Board are invited to raise issues not on the agenda at Board meetings.

Corporate Governance

The Corporation’s corporate governance practices as developed and implemented by the Corporate Governance Committee are substantially those mandated by the TSX Corporate Governance Disclosure Guidelines (see Schedule A), the United States Sarbanes-Oxley Act of 2002, and Canadian Securities Administrators proposed Multilateral Instrument 58-101. In this regard the Corporation has already implemented a number of initiatives to enhance its governance standards including:

(i)

an expanded Audit Committee mandate;

(ii)

a code of ethics for its CEO and CFO;

(iii)

a formal policy whereby concerned employees can confidentially report to an independent party, without fear of reprisal, any activity within the Corporation of bona fide concern to such employee; and

(iv)

the separation of the roles of the Corporate Governance Committee and the Compensation Committee.

Audit Committee

The Audit Committee presently consists of three Directors, John W.W. Hick, Anthony H. Bloom and Rupert Pennant-Rea, all of whom are unrelated and independent Directors, financially literate and one of whom, John W.W. Hick, is a “financial expert” as that term is defined in Multilateral Instrument 52-110. The Corporation is in full compliance with Canadian Securities Administrators Multilateral Instrument 52-110 which deals with the role and compensation of audit committees and the qualifications of its members.

The Corporation has adopted an Audit Committee Charter, which confirms that the purposes of the Audit Committee are to assist the Board of Directors:

●

in its oversight of the Corporation’s accounting and financial reporting principles and policies and internal audit controls and procedures;

●

in its oversight of the Corporation’s financial statements and the independent audit thereof;

●

by selecting, evaluating and, where deemed appropriate, replacing the external auditors (or nominating the external auditors to be proposed for shareholder approval in any proxy statement);

●

in evaluating the independence of the external auditors;

●

in its oversight of the Corporation’s risk identification, assessment and management program; and

●

in the Corporation’s compliance with legal and regulatory requirements in respect of the above.

The Charter also deals with such matters as the responsibilities of management with respect to the Corporation’s accounting and financial reporting function, composition of the Audit Committee and qualifications of Audit Committee members, the frequency and conduct of Audit Committee meetings and the duties and powers of the Audit Committee.

Compensation Committee

The Compensation Committee presently consists of three Directors, Anthony H. Bloom, Juan Herrero Abelló and John W.W. Hick, all of whom are unrelated and independent Directors. It carries out the following responsibilities:

●

assists the Board in monitoring, reviewing and approving compensation policies and practices;

●

makes recommendations to the Board with respect to the compensation of the Corporation’s executive officers and senior management.  The Committee also makes recommendations to the Board with respect to Director remuneration for serving on the Board or a Committee thereof;

●

ensures that the Corporation’s executive compensation policy is designed to enable the Corporation to attract and retain the best people, while taking into consideration the following objectives:

(i)     relating executive compensation to financial performance

(ii)    relating executive compensation to individual contribution

(iii)   aligning the interests of management as closely as possible with the interests of shareholders

Corporate Governance Committee

The Corporate Governance Committee presently consists of four Directors, Rupert Pennant-Rea, Juan Herrero Abelló, Anthony H. Bloom and John W.W. Hick, all of whom are unrelated and independent Directors. The Committee is responsible for developing and implementing the Corporation’s corporate governance guidelines having regard to applicable rules and policies of regulatory bodies and good corporate practices and is also responsible for the implementation of appropriate structures and procedures to monitor and enforce compliance with such rules, policies and practices. In addition, the Committee is responsible for identifying and recommending nominees to the Board for eventual election or appointment to the Board as well as making recommendations as to the size and composition of the Board. The Committee is also responsible for reviewing and monitoring the orientation of new Board members and for reviewing and approving senior executives directorships in companies other than subsidiary companies and for reviewing directors’ relationships with other outside entities with regard to potential conflicts of interest and independence standards.

Environmental, Health and Safety Committee

The Environmental, Health and Safety Committee presently consists of three Directors, David N. Murray, John W.W. Hick and Hugh R. Snyder, all of whom are unrelated and independent Directors.  The Committee ensures the integrity of the Corporation's systems for environmental controls and compliance and employee health and safety and oversees environmental audits and independent reviews of the Corporation's environmental compliance practices. The Chief Executive Officer and the Chief Operating Officer of the Corporation are invited to attend as required.

Technical and Projects Committee

The Technical and Projects Committee presently consists of three Directors, Hugh R. Snyder, David N. Murray and Alberto Lavandeira, the President and Chief Executive Officer. Messrs. Snyder and Murray are unrelated and independent Directors. The Chief Operating Officer of the Corporation is invited to attend as required.

The Committee carries out the following duties and reports on each area to the Board:

●

reviews technical and financial aspects of new investments proposed by management as well as  existing projects;

●

monitors progress, technical and cost, against plan of development projects through feasibility,  construction and start-up;

●

reviews exploration programs and budgets submitted by management and monitors the progress of such programs.

Code of Ethics

Pursuant to the Sarbanes-Oxley Act of 2002, the Corporation has adopted a code of ethics for its financial reporting officers in 2003. A copy of Rio Narcea’s current Code of Ethics is attached to this management information circular as Schedule "B".

Performance Graph

The Shares of the Corporation are posted and listed for trading on the TSX under the symbol "RNG".  The following graph shows the percentage change in the cumulative shareholder return on the Shares compared to the cumulative total return of the S&P/TSX Composite Index and the TSX Gold & Precious Minerals Index for the past five fiscal years assuming $100 investments on December 31, 1998.

	1998	1999	2000	2001	2002	2003
Rio Narcea Gold Mines, Ltd.	100.00	86.27	31.76	17.65	84.31	156.86
S&P/TSX Composite Index	100.00	131.71	141.47	123.69	108.30	137.25
TSX Gold & Precious Minerals Index	100.00	83.01	74.74	88.40	112.41	132.91

Appointment of Auditors

Unless authority to do so is withheld, the persons named in the enclosed form of proxy intend to vote for the appointment of the firm of Ernst & Young LLP, Chartered Accountants, the current auditors of the Corporation, as Auditors of the Corporation, (the "Auditors"), to hold office until the next annual meeting of Shareholders at a remuneration to be fixed by the Directors.

Interest of Insiders in Material Transactions

During the fiscal year ended December 31, 2003, there was no interest of any insider in a material transaction involving the Corporation other than has been previously disclosed to the shareholders of the Corporation in information circulars delivered prior to the date hereof.

Interim Financial Statements

Pursuant to National Instrument 54-102 published by the Canadian Securities Administrators in July 2002, the Corporation no longer has an obligation to mail interim financial statements to registered holders of its securities if the Corporation, on or before the date the interim financial statements are required to be filed with relevant securities regulatory authorities, issues a news release with a reasonable summary of the information contained therein and sends the interim financial statements to the registered holders and beneficial holders whose names appear on a supplemental mailing list.  The Corporation will maintain a supplemental mailing list containing the names of the holders of the securities of the Corporation to whom the interim financial statements of the Corporation will be mailed for such purposes. A return card is enclosed with the material accompanying this Circular permitting shareholders to request that they be placed on the supplemental mailing list in accordance with the foregoing.

General

The Directors will lay before the Meeting the Annual Report and the Consolidated Financial Statements of the Corporation for the year ended December 31, 2003, and the Report of the Auditors to the Shareholders will be presented.  Receipt at the meeting of the Annual Report and the Corporation's Financial Statements for its last completed fiscal year, together with the Report of the Auditors, will not constitute approval or disapproval by the Shareholders of any matters referred to therein.

Directors' Approval

The contents and the sending of this management information circular to shareholders of the Corporation have been approved by the Board of Directors.

DATED:  April 27, 2004

Chris I. von Christierson

Alberto Lavandeira

Chairman of the Board

President and Chief Executive Officer

SCHEDULE A

CORPORATE GOVERNANCE – TSX GUIDELINES

The Toronto Stock Exchange (TSX) requires its listed companies to disclose annually their approach to corporate governance with reference to guidelines established by the TSX dealing with the constitution of boards of directors and board committees, their functions, their independence from management, and other means of ensuring sound corporate governance. In accordance with this requirement, the Guidelines and the Corporation’s practices are set out below:

Toronto Stock Exchange Guideline	Rio Narcea Alignment with TSX Guidelines	Rio Narcea’s Practices

Guideline 1: The board of directors of every corporation should explicitly assume responsibility for the stewardship of the corporation and, as part of the overall stewardship responsibility, should assume responsibility for the following matters:

Yes

The mandate of the Corporation’s Board of Directors is to oversee the management of the business and affairs of the Corporation and to act with a view to the best interests of the Corporation. A more complete summary of that mandate is set out in the Corporation’s management information circular.

Guideline 1(a): adoption of a strategic planning process:	Yes

Each year management presents a budget, including proposed exploration expenditures, to the Board of Directors for discussion and approval. The exploration budget and mine development plans are reviewed by the Technical and Projects Committee (the “Technical Committee”) prior to being presented to the Board. Throughout the year, both the Board and the Technical Committee review the Corporation’s progress against the budget and the development plan. In addition, all new business and strategic initiatives are brought to the Board for discussion and approval.

Guideline 1(b): the identification of the principal risks of the corporation’s business and ensuring the implementation of appropriate systems to manage these risks:	Yes

The primary risks on a year-over-year basis are fluctuations in currency (the Euro against the U.S. Dollar) and metal prices, aside from the risks normally associated with the mining industry. Accordingly, the Corporation has, from time to time, adopted hedging programs to deal with the above-mentioned risks. These programs are monitored carefully by the Board. A longer term risk is the depletion of the Corporation’s mineral resources. To deal with that, the Corporation maintains an extensive exploration and drilling program to expand existing resources and actively pursues other corporate development opportunities.

Guideline 1(c): succession planning, including appointing, training and monitoring senior management:	Yes

These responsibilities have been retained by the Board and form part of its mandate as more particularly described in the Corporation’s management information circular with input from other Committees of the Board as required.

Guideline 1(d): a communications policy for the corporation; and	Yes

The Board, or the appropriate Committee thereof, approves the content of the Corporation’s major communications to shareholders and the public with established written procedures to ensure timely and accurate disclosure, including quarterly and annual reports, management proxy circulars, annual information forms, 20F annual reports, prospectuses and press releases. The Corporation also communicates with its shareholders through its website.

Guideline 1(e): the integrity of the corporation’s internal control and management information system.	Yes

The Board has delegated to the Audit Committee responsibility for ensuring that appropriate internal controls and management information systems are in place. The Board has also instructed its Auditors to review the Corporation’s internal control systems and practices and report to the Board through the Audit Committee.

Guideline 2: The board of directors of every corporation should be constituted with a majority of individuals who qualify as unrelated directors. An unrelated director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholding. A related director is a director who is not unrelated director. If the corporation has a significant shareholder, in addition to a majority of unrelated directors, the board should include a number of directors who do not have interests in or relationships with either the corporation or the significant shareholder and which fairly reflects the investment in the corporation by shareholders other than the significant shareholder. A significant shareholder is a shareholder with the ability to exercise a majority of the votes for the election of the board of directors.

Yes

The Board of Directors of the Corporation currently consists of eight individuals. Two of the Directors, the Chairman and the CEO, are members of management. The other six Directors are unrelated Directors. The Corporation does not have a significant shareholder.

Guideline 3: The application of the definition of “unrelated director” to the circumstances of each individual director should be the responsibility of the board which will be required to disclose on an annual basis whether the board has a majority of unrelated directors or, in the case of a corporation with a significant shareholder, whether the board is constituted with the appropriate number of directors which are not related to either the corporation or the significant shareholder. Management directors are related directors. The board will also be required to disclose on an annual basis the analysis of the application of the principles supporting this conclusion.

Yes

The Board has determined that Chris I. von Christierson (Chairman) and Alberto Lavandeira (President & CEO) are “related” directors pursuant to the current TSX Guidelines, as they are members of management. The Board has determined that the remainder of the proposed directors are “unrelated” directors as they are not members of management and do not have any interest or business or other relationship which could or could reasonably be perceived to materially interfere with their ability to act with a view to the best interests of the Corporation.

Guideline 4: The board of directors of every corporation should appoint a committee of directors composed exclusively of outside, ie, non-management, directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full board new nominees to the board and for assessing directors on an ongoing basis.

	Yes	This function is performed by the Corporate Governance Committee.

Guideline 5: Every board of directors should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness of the board as a whole, the committees of the board and the contribution of individual directors.

	Yes	This function is performed by the Corporate Governance Committee.
Guideline 6: Every corporation, as an integral element of the process for appointing new directors, should provide an orientation and education program for new recruits to the board.	No

The responsibility for developing an orientation and education program has been assigned to the Corporate Governance Committee. The majority of the non-management Directors are experienced and knowledgeable with respect to the mining industry having been involved in the development of mining properties as well as occupying senior executive positions in the mining industry. In addition the Directors have considerable experience and understanding of the responsibilities of directors of public companies having in most cases served on a number of public corporation boards. As a result, Directors have not, to date, been provided with a specific orientation and education program regarding the Corporation’s business.

Guideline 7: Every board of directors should examine its size and, with a view to determining the impact of the number upon effectiveness, undertake, where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision-making.

Yes

This is a matter that is delegated to the Chairman in consultation with the full Board of Directors. The proposed Board of eight Directors represents an increase of one from the previous year but the size of the Board is smaller than the Board’s of many mining companies of similar size and is deemed appropriate given the size of the Corporation and the complexities of its mining operations.

Guideline 8: The board of directors should review the adequacy and form of the compensation of directors and ensure the compensation realistically reflects the responsibilities and risk involved in being an effective director.

Yes

The Compensation Committee periodically reviews the compensation program for the Corporation’s Directors and is currently satisfied that the fee schedule described under the heading “Compensation of Directors” in the Corporation’s management information circular is adequate and appropriate.

Guideline 9: Committees of the board of directors should generally be composed of outside directors, a majority of whom are unrelated directors, although some board committees, such as the executive committee, may include one or more insider directors.

Yes

All Committees of the Board are composed entirely of unrelated directors, except for the Technical and Projects Committee where a majority are unrelated directors. The CEO is member of that Committee in view of his senior management position and the knowledge and expertise that he brings to that Committee.

Guideline 10: Every board of directors should expressly assume responsibility for, or assign to a committee of directors the general responsibility for, developing the corporation’s approach to governance issues. This committee would, amongst other things, be responsible for the corporation’s response to these governance guidelines.

Yes

The Corporate Governance Committee is vested with the responsibility of developing the Corporation’s approach to governance issues, including the Corporation’s compliance with the Sarbanes-Oxley Act of 2002, Canadian Securities Administrators proposed Multilateral Instrument 58-101 and the TSX Guidelines.

Guideline 11: The board of directors, together with the CEO, should develop position descriptions for the board and for the CEO, involving the definition of the limits to management’s responsibilities. In addition, the board should approve or develop the corporate objectives which the CEO is responsible for meeting.

No/Yes

No written position descriptions for the Board and the CEO have been developed to date. The Board of Directors is ultimately responsible for overseeing the business and affairs of the Corporation, although it may delegate certain functions to senior management. Any decision involving a material change in the affairs of the Corporation or involving a significant acquisition or disposition must be brought to the Board. The Compensation Committee develops specific corporate objectives for the CEO upon which his annual bonus is based.

Guideline 12: Every board of directors should have in place appropriate structures and procedures to ensure that the board can function independently of management. An appropriate structure would be to (i) appoint a chair of the board who is not a member of management with responsibility to ensure the board discharges its responsibilities or (ii) adopted alternate means such as assigning this responsibility to a committee of the board or to a director, sometimes referred to as the “lead director”. Appropriate procedures may involve the board meeting on a regular basis without management present or may involve expressly assigning the responsibility for administering the board’s relationship to management to a committee of the board.

Yes

The Board of Directors is currently composed of eight individuals, six of whom are independent of management. The Chairman and the CEO are the management Directors, and it is considered both important and appropriate that they be members of the Board.

Guideline 13: The audit committee of every board of directors should be composed only of outside directors. The roles and responsibilities of the audit committee should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties. The audit committee should have director communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The audit committee duties should include oversight responsibility for management reporting on internal control. While it is management’s responsibility to design and implement an effective system of internal control, it is the responsibility of the audit committee to ensure that management has done so.

Yes

The Audit Committee is composed entirely of unrelated Directors, and the specific mandate of the Audit Committee has been approved by the Board. A summary of the mandate is included in the text of the Corporation’s management information circular. The Board meets on an annual basis with the Corporation’s external Auditor who, at all times, has access to the Audit Committee and the Chairman of the Board. The Audit Committee is responsible for reviewing the effectiveness of the Corporation’s financial reporting, management information and internal control systems, and the work of its auditors. It also monitors and reviews financial reports and other material disclosure documents, the effectiveness of internal compliance systems, and the development of accounting and compliance policies. The Audit Committee meets regularly with the Corporation’s auditors without management present.

Guideline 14: The board of directors should implement a system which enables an individual director to engage an outside adviser at the expense of the corporation in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the board.

Yes

If a Director is of the opinion that a corporate matter requires him to engage counsel or other advisors, he may consult the Corporate Governance Committee, which is empowered to decide if such a retainer, at the expense of the Corporation, is appropriate. In addition, the Audit Committee has specific authority under its mandate to engage outside consultants and experts as required to fulfill its responsibilities.

SCHEDULE B

CODE OF ETHICS

I.

Purpose of this Code

The purpose of this code is to define standards applicable to the President and Chief Executive Officer, the Chief Financial Officer and any other person performing similar functions (the "Financial Reporting Officers") at Rio Narcea Gold Mines, Ltd.. (the "Company") in order to promote:

1.1

honest and ethical conduct;

1.2

avoidance of conflicts of interest, whether actual or apparent;

1.3

full, fair, accurate, timely and understandable disclosure in financial statements, reports and documents that the Company files with, or submits to, shareholders, securities authorities, as well as in other public communications made by the Company;

1.4

compliance with various legislations and regulations applicable to the Company;

1.5

prompt internal disclosure of any violation of the present code; and

1.6

accountability for any failure to respect the present code.

2.

Honest and Ethical Conduct

Financial Reporting Officers are vested with both the responsibility and authority to protect, balance, and preserve the interests of all of the Company’s stakeholders, including shareholders, clients, employees and suppliers. Financial Reporting Officers fulfill this responsibility by prescribing and enforcing the policies and procedures employed in the operation of the Company’s financial organization and by exhibiting and promoting the highest standards of honest and ethical conduct.

In respect of the latter, Financial Reporting Officers shall :

2.1

not abuse their position to obtain advantage for themselves, family members or close associates, and/or demonstrate abuses of authority;

2.2

refrain from engaging in professional conduct that would discredit and/or compromise the integrity of the Company, including: neglect of duty, deceit, breach of confidence, corrupt practices, unlawful or unnecessary breaches of authority;

2.3

serve loyally, without self-interest and free from conflicts with other commitments including advocacy or interest groups and memberships on boards of other companies or staffs; and

2.4

avoid any conflict of interest with respect to their fiduciary responsibilities.

3.

Precautions, Rules and Obligations in Case of Conflicts of Interest

Generally, the Financial Reporting Officers must not place themselves in a situation of conflict of interest, whether actual or apparent, and not to take into consideration, in the performance of their functions, interests that are not exclusively the best interests of the Company. The following guidelines describe more precise rules in this regard. However, these rules are not exhaustive and must not be interpreted so as to restrict the general rule.

Every Financial Reporting Officer must disclose, in writing and promptly, to the chairman of the audit committee of the board of directors and his immediate superior:

3.1

any position or function that he holds as an officer, director or employee with any other companies, non-profit organizations and corporations or other public and para-public organizations or institutions;

3.2

any business relationship he has with clients, suppliers or competitors of the Company, other than as a Financial Reporting Officer of the Company;

3.3

any relationship he has with persons working for any external auditor of the Company, or any of its subsidiaries, other than relationships directly and exclusively related to the performance of the external audit mandates;

3.4

any business relationship that the companies, organizations and corporations in which (the “Related Corporations”), whether directly or through a holding or management company, or through a member of his family or a person that is an associate, as defined in the Securities Act (Ontario), he holds an interest as shareholder, lender, creditor, debtor, investor, have with the Company, its subsidiaries, as well as with clients, suppliers or competitors of the Company; notwithstanding the above, in the event where the only interest with the Related Corporation is as a shareholder holding less than 1% of the shares of the share capital of such Related Corporation, no disclosure is required;

3.5

all business relationships he has with the Company or its subsidiaries, other than as a Financial Reporting Officer of the Company;

3.6

any profit that he, a member of his family or any other person associated to him, as defined in the Securities Act (Ontario), is likely to derive from a transaction concluded or planned by the Company with a third party, other than in his capacity as a shareholder of the Company;

3.7

any circumstance or event relating to him, that is susceptible to make him unable to fulfil his functions in conformity with his job description and his objectives, the laws and regulations, or policies of the Company, or that could materially affect the reputation or the best interest of the Company; and

3.8

any circumstance, fact or event regarding the Company, a director, an officer, or any other person, that is likely to materially and negatively affect the reputation or best interests of the Company.

For the purpose of this code, conflict of interest means every situation in which a Financial Reporting Officer could be inclined to favour his own interests or those of a third party in a manner that is contrary or in preference to the interests of the Company. A situation of apparent conflict of interest can be just as harmful, since it is likely to spread doubt among the shareholders of the Company, in the public opinion or even within the Company itself.

4.

Financial Records and Compliance

4.1

All financial data must be gathered, compiled, and treated by the Financial Reporting Officers with rigour and integrity, in order to give a fair, true and accurate picture of the financial situation of the Company.

4.2

All reports and financial statements must be set out in a complete, fair, accurate, comprehensible and timely manner.

4.3

In the performance of their functions, the Financial Reporting Officers must comply with the laws and regulations applicable to the Company, the Generally Accepted Accounting Principles (GAAP) in Canada, the rules prescribed by the regulatory authorities having jurisdiction over the activities of the Company and the policies of the Company.

4.4

In any case where a rule, a principle or a policy is or is likely to be in conflict with another one, the Financial Reporting Officers must submit the reconciliation or the suggested choice for the prior approval of their immediate superior and, in the formulation of such suggestion, must respect the best interests of those who ultimately rely on the financial data published by the Company.  All of these conflicts must be reported to the audit committee, on a timely basis, as well as the interpretation that has been retained.

5.

Procedure and Sanctions

5.1

In any case where a more specific procedure has not been established in the present code or in another official communication of the Company, any question related with the application of the present code must be submitted to the attention of the Chief Financial Officer of the Company or to the person appointed by him for such purpose.

5.2

Any violation of this code must be brought to the attention of the immediate superior of the Financial Reporting Officer who has knowledge of such violation and, if this violation is not corrected by the immediate superior, to the hierarchical superior of the Financial Reporting Officer's immediate superior and so on, up the hierarchy of authority, for as long as the violation has not been corrected and as high as the audit committee, if necessary.

5.3

Every violation to this code shall be disclosed to the audit committee on a timely manner.

5.4

Any Financial Reporting Officer who does not comply with this code is subject to disciplinary sanctions that could go as far as the termination of his employment.

5.5

In no circumstances, and without restricting the protections granted by law, will the action of raising questions regarding the applicable procedure for the treatment of accounting data be considered as a motive for disciplinary sanctions or the termination of employment of the Financial Reporting Officer who pointed out the questions.

5.6

The rules set out in this code are not exhaustive and must not be interpreted as a limitation to the other policies and rules applicable to the employees of the Company, in general, and to the Financial Reporting Officers, in particular.  Furthermore, these rules do not limit the rights to manage and direct the Company, provided that the exercise of these rights allows for the respect of this code.

6.

Certificate, Review and Disclosure

6.1

Each Financial Reporting Officer shall sign, on an annual basis, a certificate undertaking to comply with this code and shall file said certificate with the Corporate Secretary of the Company.

6.2

The Audit Committee shall review and reassess the adequacy of this code at least annually and otherwise as it deems appropriate, and propose recommended changes to the Board of Directors.

6.3

All amendments to and waivers of this code shall be publicly disclosed by the Company in conformity with applicable legal and regulatory requirements.